Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 29, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR    ISIN: ZAE000015228

(“Harmony”)

29 November 2004

Results of the early settlement offer

Acceptances under the early settlement offer of 10.8%

Harmony to commence the subsequent offer with 30.9% of Gold Fields

On 18 October 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields offering 1.275 new Harmony shares for each Gold Fields share, representing a premium of approximately 29%* and an implied price to net present value multiple for Gold Fields of 2.4x, a substantial premium to Gold Fields’ peer group. The proposed merger was structured on the basis of an early settlement offer for up to 34.9% of Gold Fields with a subsequent offer for the balance of Gold Fields’ entire issued share capital.

Harmony is pleased to announce that as at 12.00 p.m. (South African time) on 26 November 2004, the closing date of the early settlement offer, valid acceptances of the early settlement offer had been received in respect of a total of 53 392 108 Gold Fields shares representing approximately 10.8% of the entire issued share capital of Gold Fields. Settlement of the consideration due under the early settlement offer in respect of valid acceptances received on or before the closing date will be despatched as soon as possible and, in any event, by no later than Friday, 3 December 2004.

In addition, as previously announced, Harmony has received an irrevocable undertaking from Norilsk to accept the subsequent offer in respect of 98 467 758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

Accordingly, Harmony now either owns, has received valid acceptances of the early settlement offer or has an irrevocable undertaking to accept the subsequent offer in respect of a total of 151 859 866 Gold Fields shares representing approximately 30.9% of the entire issued share capital of Gold Fields.

Harmony is pleased with the support of its proposed merger by Gold Fields shareholders. Harmony believes that a starting position of 30.9% represents a strong platform for the subsequent offer. In addition, a significant number of Gold Fields’ shareholders who did not tender or only partially tendered into the early settlement offer have indicated their support for the proposed merger, stating their preference to accept the subsequent offer.

Reasons fed back by a number of Gold Fields’ shareholders to Harmony for waiting to accept the subsequent offer, aside from it being common practice, include the fact that Gold Fields’ management has been offering Gold Fields’ shareholders a number of potential inducements to refrain from tendering their shares. To Harmony’s knowledge, these have included, inter alia:

•	a specific buy-back by Gold Fields of Norilsk’s 20% holding in Gold Fields at a 15% premium to Harmony’s offers, which would require the approval by way of a special resolution of Gold Fields’ shareholders in general meeting, at which Norilsk will be precluded from voting on the matter;

•	a potential white knight making an offer for the whole of Gold Fields;

•	the potential sale of all or certain of Gold Fields’ international assets;

•	the potential unbundling of certain of Gold Fields’ South African assets; and

•	the revision of the terms of the proposed transaction between Gold Fields and IAMGold to attempt to address the inequality of the previous agreement by Gold Fields’ management.

Harmony believes that some of these are not capable of being implemented, especially in a manner that would be considered attractive to Gold Fields’ shareholders and clearly a number of these proposed options are also mutually exclusive and contradictory. To take one example, the sale of production ounces for cash, especially in a firesale environment, to raise cash to buy out a single shareholder at a substantial premium is unlikely to be in the best interests of all of Gold Fields’ shareholders or to meet with the approval of those shareholders.

Harmony awaits evidence that the Gold Fields’ board has a coherent strategy in place to deliver on any of these promises in a manner that is in the best interests of all of its shareholders, now including Harmony. Harmony will watch the outcome with interest.

The first test of Gold Fields’ shareholders belief in the Gold Fields’ board and management and their strategy will come on 7 December 2004, when Gold Fields’ shareholders vote on the proposed IAMGold transaction. Harmony is of the strong view that a board that has a major strategic move rejected by its own shareholders should consider whether it continues to have the support and confidence of its shareholders. Harmony is encouraged by the substantial opposition to the proposed IAMGold transaction which had been expressed during meetings that Harmony has held with Gold Fields’ shareholders. Harmony considers that Gold Fields’ management has already positioned itself for a vote of no confidence in this major element of its strategy.

At the heart of Harmony’s proposal is what it believes will be the creation of a highly profitable South African champion that is able to compete internationally and is positioned to become the leading global gold miner. Harmony is convinced that, by applying Harmony’s superior and proven operational expertise and efficiency to Gold Fields’ assets, Harmony will build an exciting platform which would create value for all shareholders. From the outset the enlarged group would be the largest gold mining company in terms of production, reserves and resources. Building on this Harmony is committed to also becoming the most efficient and valuable gold miner worldwide.

Harmony has been able to build a substantial, sustainable gold mining business out of mines that were discarded as unprofitable by its competitors, including Gold Fields. Harmony attributes its’ success to concentrating on basic management principles known as the “Harmony Way”, which include a strong focus on cost control and a flat, decentralised management structure that empowers the people on the ground. Given Harmony’s proven track record in delivering cost savings, Harmony is confident that, following completion of the proposed merger, Harmony can achieve sustainable annual cost savings of at least R1 billion, or 15% of Gold Fields’ South African cost base.

After initially attacking Harmony’s analysis as unrealistic, Gold Fields’ estimates of potential cost savings are creeping up towards the low end of what Harmony believes is achievable by applying the “Harmony Way”, an implicit acceptance of the cost savings opportunities achievable under Harmony’s management. Furthermore, Harmony questions whether Gold Fields’ management is able to deliver even this lower amount, given its poor performance on cost management to date. On 28 October 2004, Ian Cockerill confirmed: “A desire to cut costs has always been a part of the Gold Fields strategy, but the desire to do something and the ability to deliver can often be two entirely different things.”

In its analysis of potential cost savings, Harmony is fortunate to be able to make direct comparisons in respect of the cost levels of assets acquired from Gold Fields. For instance, in relation to Evander, Harmony has achieved total cost savings of some 33%. In fact, if Gold Fields still owned Evander today, with Harmony’s cost structure, Harmony estimates that Evander would be Gold Fields’ most profitable underground operation by operating margin.

Harmony believes that savings of this magnitude would unlock a market value of at least R17 billion. In addition, due to the current uncertainty in the market, Harmony is trading at a substantial discount to its fundamental value, with a price to net present value multiple of only 1.3x. As certainty returns, Harmony expects this discount to correct itself, further increasing the value inherent in the proposed merger. Following completion of the proposed merger, the enlarged group would be the world’s largest gold mining company in terms of production, reserves and resources, in Harmony’s view a “must have” investment with substantial index weightings.

Harmony initiated a strong Rand restructuring process some six months ago, which involved closing down unprofitable operations and streamlining the work force. This restructuring process has now been completed and some 83% of Harmony operations are profitable with only a marginal reduction in production. Harmony’s ore reserves are strong and demonstrate little sensitivity to a lower gold price. Harmony believes that it is now optimally positioned to face a sustained strong Rand/Dollar exchange rate.

“We are delighted that we will be starting the subsequent offer with 30.9% of Gold Fields’ shares behind us and consider that this provides strong impetus for the ultimate success of the proposed merger. We are further encouraged by the feedback that we have received from Gold Fields’ shareholders who have indicated their ultimate belief in the value proposition that Harmony is offering and their support for the proposed merger. In addition, a significant number of Gold Fields’ shareholders have expressed to Harmony their recognition that the proposed IAMGold transaction, which represents the major pillar of Gold Fields’ management’s strategy is value destructive and not in the best interest of Gold Fields and its shareholders. Now that Gold Fields’ management is reaching the end of its largely unsuccessful attempts to frustrate the proposed merger through a serious of expensive and technical legal challenges, we look forward to arguing Harmony’s compelling value proposition based on fundamentals with the confidence that the various contradictory promises made by Gold Fields’ management will be revealed as both value destructive and ultimately incapable of implementation in a manner that is either to the benefit of or likely to meet with the approval of Gold Fields’ shareholders.” said Harmony CE Bernard Swanepoel.

THE SUBSEQUENT OFFER

As set out in the circular to Gold Fields’ shareholders dated 20 October 2004, Harmony irrevocably undertook to make an the subsequent offer on the same terms as the early settlement offer for the balance of the issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer. Accordingly, Harmony will commence the subsequent offer and will shortly post to Gold Fields’ shareholders a supplementary document containing the terms and conditions of the subsequent offer.

*	the 29% premium is calculated by comparing the closing Harmony share price on 14 October 2004 to the average daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending on 14 October 2004, the last practicable date in accordance with the JSE Listings Requirements prior to the announcement of the proposed merger.

ENDS

ENQUIRIES

HARMONY

Ferdi Dippenaar Marketing Director	+27 11 684 0140 +27 82 807 3684	Corne Bobbert Investor Relations	+27 11 684 0146 +27 83 380 6614

HSBC		INVESTEC

Adrian Coates Andrew Bell Jan Sanders	+44 20 7991 8888	Dennis Tucker George Nakos Andrew Brady	+27 11 286 8725

Tim Morgan-Wynne Graham Shuttleworth		Kevin Kerr

BEACHHEAD		FINANCIAL DYNAMICS

Jennifer Cohen Patrick Lawlor	+27 11 214 2400	Nic Bennett Charles Watenphul	+44 20 7831 3113

Important Information

In connection with the proposed merger, Harmony will file with the SEC, a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony will send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Disclaimer

Information included in this announcement relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this announcement regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this announcement. Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this announcement are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this announcement.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

No Profit Forecasts

Nothing in this announcement should be construed as a profit forecast to be interpreted to mean that the future earnings per share of Harmony or the enlarged Harmony group will necessarily be greater than the historic published earnings per share of Harmony or the enlarged Harmony group.

General

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.

HSBC Bank plc is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of HSBC Bank plc, nor for providing advice in relation to the offer.

Investec Bank Limited is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Investec Bank Limited, nor for providing advice in relation to the offer.

Merrill Lynch South Africa (Pty) Limited is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Merrill Lynch South Africa (Pty) Limited, nor for providing advice in relation to the offer.

Morgan Stanley South Africa (Pty) Limited is acting for Harmony and no one else in connection with the offer and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Morgan Stanley South Africa (Pty) Limited, nor for providing advice in relation to the offer.

The information contained in this announcement speaks only as of the date indicated on the cover of this announcement unless the information specifically indicates that another date applies.

Copies of this announcement are not being made, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland, the US or any other jurisdiction in which it is illegal to make the offer and persons receiving this announcement (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland, the US or any such other jurisdiction.